Filed by Ballard Power Systems Inc.

(Commission File No. 000-53543)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Protonex Technology Corporation

(Commission File No: 021-204129)

Ballard Power Systems
Ballard Power Systems Inc.	9000 Glenlyon Parkway
News Release	Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Reports Second Quarter 2015 Results

For Immediate Release - July 28, 2015

VANCOUVER, CANADA — Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced its consolidated financial results for the second quarter ended June 30, 2015. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

“Although we were disappointed with second quarter financial results, during the quarter we made important foundational progress on our journey to deliver long-term shareholder value with a business model featuring high growth, scale and sustainable profitability,” said Randy MacEwen, President and CEO. “First, we announced a definitive agreement to acquire Protonex Technology Corporation, a private company with a strong growth trajectory based on compelling power management products and a portable fuel cell portfolio for use in military and industrial applications. Second, we are executing our China strategy, including new anchor partnerships in China for fuel cell buses and trams.”

Mr. MacEwen continued, “We have a customer-centric business model, a committed team, a strong brand and industry leading technology, intellectual property, products and deployment experience.”

Tony Guglielmin, CFO added, “With the closing of our recent equity financing, we have a strong balance sheet to support organic growth as well as M&A and investment opportunities. We continue to expect 2015 revenue from our current lines of business to be heavily weighted in the second half of the year, underpinned by significant progress in our sales pipeline for both Power Products and Technology Solutions platforms.”

Q2 2015 Metrics Summary

(all comparisons to Q2 2014 unless otherwise noted)

•                  Total revenue of $11.2 million, a decrease of 39% primarily due to declines in Technology Solutions and Material Handling revenue. Total revenue was within the $10.6-to-$11.5 million range that had been anticipated and pre-announced by the Company in its July 1 press release.

•                  Gross margin of 10%, a decrease resulting primarily from the reduction in high margin Technology Solutions revenue due to the previously-announced termination of contracts with Azure in China and a shift in cadence of revenue from the engineering services contract with Volkswagen AG. Gross margin was lower than the prior quarter, by one percentage point, as had been anticipated and pre-announced in the Company’s July 1 press release.

•                  Cash operating costs2 of $6.7 million, flat on a year-over-year basis.

•                  Adjusted EBITDA2 of ($4.8) million, an increase in Adjusted EBITDA loss on a year-over-year basis, reflecting the decline in gross margin.

•                  Net income (loss) of ($7.3) million or ($0.06) per share, reductions in both metrics driven primarily by the increase in Adjusted EBITDA loss.

Ballard Power Systems
Ballard Power Systems Inc.	9000 Glenlyon Parkway
News Release	Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Reports Second Quarter 2015 Results

•                  Cash used by operating activities of ($5.3) million, a year-over-year increase. This reflects a cash operating loss of ($5.5) million, partially offset by an improvement in working capital of $0.2 million.

•                  Cash reserves of $41.2 million at June 30, higher than the estimated cash reserves of $38.0-to-$40.0 million that the Company pre-announced in its July 1 press release. Cash reserves were fortified following the quarter, through an equity financing that generated net proceeds of approximately $13.6 million.

Q2 2015 Market Performance

(all comparisons to Q2 2014 unless otherwise noted)

Power Products:

The Power Products platform — consisting of fuel cell products for the Telecom Backup Power market, the Material Handling market and Development Stage markets — generated revenue of $6.3 million in the quarter, a 15% year-over-year decline primarily due to a reduction in fuel cell stack shipments for the Material Handling market.

Telecom Backup Power

•            Revenue of $3.0 million, an increase of 15% driven by the shipment of 100 ElectraGen™-ME methanol-fueled backup power systems to fulfill a purchase order from new customer Reliance Jio Infocomm Limited (RJIL) in India, in addition to system shipments to customers in South Africa and Europe.

Material Handling

•                  Revenue of $2.7 million, a 34% decline associated with reduced fuel cell stack shipments to Plug Power.

Development Stage Markets

•                  Revenue of $0.6 million, a reduction of $0.1 million or 13%. This revenue was primarily related to the shipment of one FCvelocityTM-HD6 power module for deployment by the Stark Area Regional Transit Authority in Ohio.

•                  Announced a $10 million deal to produce fuel cell products and solutions to power 33 buses in China, the first 3 modules having been shipped in Q1, with the majority expected to be shipped by the end of 2015.

•                  Signed a framework agreement with Tangshan Railway Vehicle Company Limited in China for development of a new fuel cell module to power trams.

•                  Signed a 5-year extension to the maintenance contract for an 8-bus fleet operated by Transport for London in the U.K.

Technology Solutions:

The Technology Solutions platform — consisting of engineering services and intellectual property licensing — generated revenue of $4.9 million in the quarter, a year-over-year decline of 56%. Second quarter 2014 had included licensing contracts in China that Ballard subsequently terminated and also reflected a cadence in engineering services contract work for Volkswagen AG that was weighted toward the early portion of last year. In addition, Q2 2015 revenue from the

Ballard Power Systems
Ballard Power Systems Inc.	9000 Glenlyon Parkway
News Release	Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Reports Second Quarter 2015 Results

contract with Volkswagen AG, priced in Canadian dollars, reflected the negative impact of a lower Canadian dollar relative to the U.S. dollar.

•                  Subsequent to the quarter Ballard signed an agreement for a 1 megawatt ClearGen™ fuel cell distributed generation system for Hydrogène de France. Ballard will receive an initial payment of €1.7 million for the first phase of the program, involving engineering services and core component development, targeted for completion in mid-2016.

Acquisition of Protonex Technology Corporation

On June 29th, Ballard announced the signing of a definitive agreement to acquire Protonex Technology Corporation (“Protonex”), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. As consideration for the transaction, valued at the time of the announcement at $30 million, Ballard assumed and will pay Protonex’s debt obligations and transaction costs at closing, currently estimated at $4.4 million, and will pay the balance of approximately $25.6 million through the issuance of 11.2 million Ballard shares. The number of Ballard shares to be issued is subject to adjustment based on Protonex’s final debt obligations and transaction costs at closing.

The transaction is expected to close in the third quarter of 2015, subject to Protonex shareholder approval, regulatory approvals and customer closing conditions. The transaction requires approval of shareholders holding more than 50% of Protonex shares. Ballard has entered into support and voting agreements with each of the directors and executive officers of Protonex, as well as certain major shareholders of Protonex, who collectively hold more than 50% of the outstanding shares of Protonex, under which those holders have irrevocably agreed to vote in favor of the transaction.

Ballard expects the transaction to deliver a number of key benefits, including:

1)             Diversification — The deal adds power management capabilities along with small-scale portable power products to Ballard’s already extensive Power Products portfolio. Power management capabilities will enable Ballard to seamlessly link fuel cell, solar and storage technologies to deliver clean energy simply and efficiently. The transaction also provides exposure to military applications for power management products, as well as the opportunity to penetrate this vertical with fuel cell products in the longer-term.

2)             Growth — The deal will enhance Ballard’s overall growth profile as Protonex has enjoyed a compound annual growth rate of approximately 22% since 2011 and is forecasting further significant growth in 2015 and 2016.

3)             Scale — Ballard’s consolidated revenue will show a significant top line improvement following the transaction.

4)             Profitability — In its 2014 fiscal year, Protonex generated strong gross margin of 40% and delivered positive Adjusted EBITDA. Given its high margin revenue, Protonex is expected to positively impact Ballard’s top line and bottom line, moving Ballard more rapidly toward positive earnings.

Ballard Power Systems
Ballard Power Systems Inc.	9000 Glenlyon Parkway
News Release	Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Reports Second Quarter 2015 Results

Further information regarding Protonex’s business and growth strategy will be provided during Ballard’s conference call on Wednesday, July 29. Details for accessing the conference call can be found below.

Q2 2015 Financial Results

	Three months ended June 30,			Six months ended June 30,
(Millions of U.S. dollars)	2015	2014	% Change	2015	2014	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Telecom Backup Power	$3.0	$2.6	15%	$3.6	$5.5	-35%
Material Handling	$2.7	$4.1	-34%	$5.2	$6.1	-13%
Development Stage Markets	$0.6	$0.7	-13%	$2.3	$0.8	181%
Sub-Total	$6.3	$7.4	-15%	$11.1	12.4	-10%
Technology Solutions	$4.9	$11.1	-56%	$9.3	$20.1	-54%
Total Fuel Cell Products & Services Revenue	$11.2	$18.5	-39%	$20.4	$32.5	-37%
PROFITABILITY
Gross Margin $	$1.1	$4.5	-76%	$2.1	$8.1	-74%
Gross Margin %	10%	25%	-15-points	10%	25%	-15-points
Cash Operating Costs[2]	$6.7	$6.7	-1%	$14.6	$13.0	-13%
Adjusted EBITDA[2]	$(4.8)	$(1.2)	-304%	$(9.9)	$(3.0)	-231%
Net Income (Loss)[3]	$(7.3)	$(4.5)	-65%	$(0.3)	$(8.3)	96%
Earnings Per Share	$(0.06)	$(0.03)	-59%	$(0.00)	$(0.07)	96%
Normalized Net Loss[2]	$(7.0)	$(4.5)	-58%	$(15.2)	$(8.1)	-87%
Normalized Net Loss Per Share[2]	$(0.05)	$(0.03)	-55%	$(0.12)	$(0.07)	-73%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	$(5.5)	$(2.3)	-140%	$(11.3)	$(4.5)	-153%
Working Capital Changes	$0.2	$(0.7)	136%	$0.6	$(5.1)	112%
Cash Used By Operating Activities	$(5.3)	$(2.9)	-79%	$(10.7)	$(9.6)	-11%
Cash Reserves	$41.2	$36.4	13%

For a more detailed discussion of Ballard Power Systems’ second quarter 2015 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Ballard Power Systems
Ballard Power Systems Inc.	9000 Glenlyon Parkway
News Release	Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Reports Second Quarter 2015 Results

Conference Call

Ballard will hold a conference call on Wednesday, July 29, 2015 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its second quarter 2015 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investors section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information

Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnotes:

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our “commercial stage” markets of Telecom Backup Power and Material Handling and for our “development stage” markets of Bus and Distributed Generation, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

We made changes to the composition of revenues in our Fuel Cell Products and Services segment in 2015. As a result, licensing revenues of $2.6 million for the second quarter of 2014 and $4.2 million for the first half of 2014 previously recorded as either “development stage” Bus revenues, Telecom Backup Power revenues or Material Handling revenues have been retroactively reclassified as Technology Solutions revenues.

2 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and

Ballard Power Systems
Ballard Power Systems Inc.	9000 Glenlyon Parkway
News Release	Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Reports Second Quarter 2015 Results

equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.

3 Includes gain of $14.2 million on sale of intellectual property to Volkswagen Group.